Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 14, 2025, (November 4, 2025 as to the effects of discontinued operations and the changes in presentation of cash flows and disaggregated revenues discussed in Note 1) relating to the consolidated financial statements of Global Payments Inc. and subsidiaries (the “Company”), appearing in the Current Report on Form 8-K of the Company filed on November 4, 2025, and our report dated February 14, 2025, on the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2024. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

November 5, 2025